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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Jason W. Goode	Direct Dial: 404-881-7986	E-mail: jason.goode@alston.com

October 30, 2015

  Via EDGAR

Mr. Coy Garrison Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Mail Stop 3010 Washington, D.C. 20549-6010

Re:	Realty Finance Trust, Inc. CIK No. 0001562528

  Dear Mr. Garrison:

This letter sets forth the response of our client, Realty Finance Trust, Inc. (the “Issuer”), to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission via teleconference on October 27, 2015, regarding Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 13 to the Issuer’s Registration Statement on Form S-11 (the “Post-Effective Amendment”), which was publicly filed on October 23, 2015.

For convenience of reference, this response letter includes the comments issued by the Staff during the October 27 teleconference.

  1.          Comment: Revise the disclosure appearing under the subheading “Renewal of and Amendment to Our Advisory Agreement” beginning on page S-7 of the Post-Effective Amendment to state, if true, that the amendment has increased the asset management fee.

               Response: The Issuer undertakes to revise the disclosure on pages S-7 and S-8 of the Post-Effective Amendment in its next prospectus supplement as discussed with the Staff on October 29, 2015.

  2.          Comment: Include disclosure under the subheading “What are the fees and other amounts that you will pay to the advisor, its affiliates, the dealer manager and your directors?” appearing on page 16 of the prospectus included in the Post-Effective Amendment and under the heading “Management Compensation” appearing on page 92 of the prospectus to indicate that these fees may be increased without the need for stockholder consent.

               Response: The Issuer undertakes to revise the disclosure on pages S-15 and S-21 of the Post-Effective Amendment in its next prospectus supplement as requested.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Coy Garrison

October 30, 2015

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-7986.

Sincerely,

/s/ Jason W. Goode

Jason W. Goode

cc:	Rosemarie A. Thurston, Alston & Bird LLP